SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                               HOST FUNDING, INC.
                           (Name of Subject Company)

     MP VALUE FUND 5, LLC; MORAGA-DEWAAY FUND, LLC; MP INCOME FUND 15, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; PREVIOUSLY OWNED PARTNERSHIPS
 INCOME FUND, L.P.; CAL KAN, INC.; MORAGA FUND I, L.P.; ACCELERATED HIGH YIELD
             INCOME FUND II, LTD; and SUTTER OPPORTUNITY FUND, LLC
                                    (Bidders)

                         Shares of Class A Common Stock
                         (Title of Class of Securities)

                                  -------------
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                           Copy to:
C.E. Patterson                             Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                  Derenthal & Dannhauser
1640 School Street                         One Post Street, Suite 575
Moraga, California  94556                  San Francisco, California  94104
(925) 631-9100                             (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                Transaction                          Amount of
                Valuation*                           Filing Fee

                $900,000                             $180

* For purposes of calculating the filing fee only. Assumes the purchase of 300,000 Units at a purchase price equal to $3.00 per Share in cash.

[  ]         Check box if any part of the fee is offset  as  provided  by Rule
             0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

CUSIP NO.   None                       14D-1                Page 2 of ___ Pages



1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         MORAGA FUND 1, L.P.

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

                 WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.       Citizenship or Place of Organization

                 California

7.       Aggregate Amount Beneficially Owned by Each Reporting Person     30,000


8.       Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)

                                                                              --

9.       Percent of Class Represented by Amount in Row (7)                 1.93%


10.      Type of Reporting Person (See Instructions)

                 PN

CUSIP NO.   None                       14D-1                 Page 3 of ___ Pages



1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         MP VALUE FUND 5, LLC

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

                 WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.       Citizenship or Place of Organization

                 California

7.       Aggregate Amount Beneficially Owned by Each Reporting Person     30,000


8.       Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)

                                                                              --

9.       Percent of Class Represented by Amount in Row (7)                 1.93%


10.      Type of Reporting Person (See Instructions)

                 OO

CUSIP NO.   None                       14D-1                 Page 4 of ___ Pages



1.      Name of Reporting Person
        S.S. or I.R.S. Identification Nos. of Above Person

        MACKENZIE PATTERSON SPECIAL FUND 3, LLC

2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.      SEC Use Only

4.      Sources of Funds (See Instructions)

                WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.      Citizenship or Place of Organization

                California

7.      Aggregate Amount Beneficially Owned by Each Reporting Person      30,000


8.      Check if the Aggregate in Row (7) Excludes Certain Shares (See
        Instructions)

                                                                              --

9.      Percent of Class Represented by Amount in Row (7)                  1.93%


10.     Type of Reporting Person (See Instructions)

                  OO

CUSIP NO.   None                       14D-1                 Page 5 of ___ Pages



1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         MACKENZIE PATTERSON SPECIAL FUND 4, LLC

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

                 WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.       Citizenship or Place of Organization

                 California

7.       Aggregate Amount Beneficially Owned by Each Reporting Person     30,000


8.       Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)

                                                                              --

9.       Percent of Class Represented by Amount in Row (7)                 1.93%


10.      Type of Reporting Person (See Instructions)

                 OO

CUSIP NO.   None                         14D-1               Page 6 of ___ Pages



1.        Name of Reporting Person
          S.S. or I.R.S. Identification Nos. of Above Person

          ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

2.        Check the Appropriate Box if a Member of a Group
          (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.        SEC Use Only

4.        Sources of Funds (See Instructions)

                  WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.        Citizenship or Place of Organization

                  Florida

7.        Aggregate Amount Beneficially Owned by Each Reporting Person    30,000


8.        Check if the Aggregate in Row (7) Excludes Certain Shares (See
          Instructions)

                                                                              --

9.        Percent of Class Represented by Amount in Row (7)                1.93%


10.       Type of Reporting Person (See Instructions)

                  PN

CUSIP NO.   None                      14D-1                  Page 7 of ___ Pages



1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

                 WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.       Citizenship or Place of Organization

                 Florida

7.       Aggregate Amount Beneficially Owned by Each Reporting Person     30,000


8.       Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)

                                                                              --

9.       Percent of Class Represented by Amount in Row (7)                 1.93%


10.      Type of Reporting Person (See Instructions)

                  PN

CUSIP NO.   None                        14D-1                Page 8 of ___ Pages



1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         ACCELERATED HIGH YIELD INCOME  FUND II, LTD

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

                 WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.       Citizenship or Place of Organization

                 Florida

7.       Aggregate Amount Beneficially Owned by Each Reporting Person     30,000


8.       Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)

                                                                              --

9.       Percent of Class Represented by Amount in Row (7)                 1.93%


10.      Type of Reporting Person (See Instructions)

                 PN

CUSIP NO.   None                       14D-1                 Page 9 of ___ Pages



1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         MORAGA-DEWAAY FUND, LLC

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

                 WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.       Citizenship or Place of Organization

                 California

7.       Aggregate Amount Beneficially Owned by Each Reporting Person     30,000


8.       Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)

                                                                              --

9.       Percent of Class Represented by Amount in Row (7)                 1.93%


10.      Type of Reporting Person (See Instructions)

                  OO

CUSIP NO.   None                       14D-1                Page 10 of ___ Pages



1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         MP INCOME FUND 15, LLC

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

                 WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.       Citizenship or Place of Organization

                 California

7.       Aggregate Amount Beneficially Owned by Each Reporting Person     30,000


8.       Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)

                                                                              --

9.       Percent of Class Represented by Amount in Row (7)                 1.93%


10.      Type of Reporting Person (See Instructions)

                 OO

CUSIP NO.   None                    14D-1                   Page 11 of ___ Pages



1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

          PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

                 WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.       Citizenship or Place of Organization

                 California

7.       Aggregate Amount Beneficially Owned by Each Reporting Person     30,000


8.       Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)

                                                                              --

9.       Percent of Class Represented by Amount in Row (7)                 1.93%


10.      Type of Reporting Person (See Instructions)

                 OO

CUSIP NO.   None                     14D-1                  Page 12 of ___ Pages



1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         CAL KAN, INC.

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

                 WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.       Citizenship or Place of Organization

                 Kansas

7.       Aggregate Amount Beneficially Owned by Each Reporting Person     30,000


8.       Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)

                                                                              --

9.       Percent of Class Represented by Amount in Row (7)                 1.93%


10.      Type of Reporting Person (See Instructions)

                 CO

CUSIP NO.   None                    14D-1                   Page 13 of ___ Pages



1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

        SUTTER OPPORTUNITY FUND, LLC

2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.     SEC Use Only

4.     Sources of Funds (See Instructions)

               WC

5.     Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
       Items 2(e) or 2(f)
                                                                              --

6.     Citizenship or Place of Organization

               Florida

7.     Aggregate Amount Beneficially Owned by Each Reporting Person       77,318


8.     Check if the Aggregate in Row (7) Excludes Certain Shares (See
       Instructions)

                                                                              --

9.     Percent of Class Represented by Amount in Row (7)                   4.98%


10.    Type of Reporting Person (See Instructions)

               OO

Item 1.      Security and Subject Company.

             (a) This Schedule relates to shares of the Class A Common Stock (the "Shares") of HOST FUNDING, INC., a Maryland corporation (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 6116
N. Central Expressway, Suite 1313, Dallas, Texas 75206.

             (b) This Schedule relates to the offer by MP VALUE FUND 5, LLC; MORAGA-DEWAAY FUND, LLC; MP INCOME FUND 15, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.; CAL KAN, INC.; MORAGA FUND I, L.P.; ACCELERATED HIGH YIELD INCOME FUND II, LTD; and SUTTER OPPORTUNITY FUND, LLC (collectively the "Purchasers") to purchase up to 300,000 Shares at a purchase price equal to $3.00 per Share, less the amount of any dividends or other distributions declared or made with respect to the Shares between February 17, 1999 (the "Offer Date") and March 17, 1999, or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 17, 1999 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Tender of Shares will include the tender of any and all securities into which the Shares may be converted or exchanged, and any securities distributed with respect to the Shares, by way of stock dividend or otherwise, from and after the Offer Date. The Issuer had 1,553,569 Shares issued and outstanding as of September 30, 1998, and Shares were held by approximately 1,264 Shareholders as of December 31, 1997, according to its annual report on Form 10-K for the year then ended.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I and the Addendum of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I and the Addendum in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I and the Addendum to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company.

             (a)-(b) See the discussion under the caption "Certain Information Concerning the Purchasers" in the Offer to Purchase for information concerning purchases of Shares by certain of the Purchasers and their affiliates. Other than the foregoing, since January 1, 1994, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partner, or any directors or executive officers of any such affiliates or general partner.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a) - (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchasers have no plans or proposals that would relate to or would result in any of the transactions, changes or other results described in Item 5(a) through (g) of Schedule 14D-1.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Establishment of the Offer Price" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Offer to Purchase dated February 17, 1999

             (a)(2)  Letter of Transmittal

             (a)(3)  Form of Letter to Shareholders dated February 17, 1999

             (a)(4)  Advertisement

             (b)-(f) Not applicable.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       February 17, 1999

MP VALUE FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA FUND 1, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA-DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MP INCOME FUND 15, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

 ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE PATTERSON SPECIAL FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

CAL KAN, INC.

By:  /s/ C. E. Patterson
     C.E. Patterson,  President

 ACCELERATED HIGH YIELD INCOME  FUND II, LTD

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

 SUTTER OPPORTUNITY FUND, LLC

By Sutter Capital Management, LLC

             By:    /s/ Robert Dixon
                    Robert Dixon, Manager

                                  EXHIBIT INDEX


Exhibit              Description                                            Page

(a)(1)       Offer to Purchase dated February 17, 1999

(a)(2)       Letter of Transmittal

(a)(3)       Form of Letter to Shareholders dated February 17, 1999

(a)(4)       Advertisement